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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                   Equity Compression Services Corporation
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                               (Name of Issuer)

                   Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)
                               420258 10 5
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                                (CUSIP Number)
                               Barbara D. Estis
                            2705 Herbert Cole Dr.
                           Monroe, Louisiana 71201
                                (318) 387-1844
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                August 6, 1997
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                        (Date of Event which Requires
                          Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

    Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 7 Pages)
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                                  SCHEDULE 13D
CUSIP No. 420258 10 5
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1)  Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Barbara D. Estis
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
    (a)  [   ]
    (b)  [   ]
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3)       SEC Use Only
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4)  Source of Funds (See Instructions)
    OO
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5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
    or 2(e)
    [   ]
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6)  Citizenship or Place of Organization
    U.S.
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                     7)   Sole Voting Power
                          Common Stock          1,380,675 (See Item 3 below)
   Number of
     Shares         ----------------------------------------------------------
  Beneficially       8)   Shared Voting Power
    Owned by              Common Stock                  0
      Each          ----------------------------------------------------------
   Reporting         9)   Sole Dispositive Power
    Person                Common Stock          1,380,675 (See Item 3 below)
     With           ----------------------------------------------------------
                    10)   Shared Dispositive Power
                          Common Stock                  0
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11) Aggregate Amount Beneficially Owned By Each Reporting Person
              Common Stock        1,380,675 (See Item 3 below)
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12) Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares
    (See Instructions)
    [   ]
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13) Percent Of Class Represented By Amount In Row (11)
              Common Stock             5.2%
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14) Type Of Reporting Person
    IN
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                              (Page 2 of 7 Pages)
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1.       SECURITY AND ISSUER.

    The security to which this statement relates is the common stock, par value $1.00 per share (the "Common Stock"), of Equity Compression Services Corporation, an Oklahoma corporation (the "Company"). The principal offices of the Company are located at 2501 Cedar Springs Road, Suite 600, Dallas, Texas 75201.

2.       IDENTITY AND BACKGROUND.

    (a)       This Schedule 13D is being filed by Barbara D. Estis.

    (b) The undersigned is a natural person whose address is 2705 Herbert Cole Dr., Monroe, Louisiana 71201.

    (c) The undersigned currently manages her personal investments. Her name and address are set forth in Item 2(b).

    (d) During the last five years, the undersigned has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) During the last five years, the undersigned has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)       The undersigned is a citizen of the United States.

3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The consideration used by the undersigned to acquire 1,380,675 shares of common stock of the Company consisted of shares of the common stock of Ouachita Energy Corporation, a Louisiana corporation ("OEC"), and shares of the common stock of Ouachita Energy Partners, Ltd., a Louisiana corporation ("OEP"), formerly owned by the undersigned. Pursuant to the terms of an Agreement dated September 14, 1995 between the undersigned and Dennis W. Estis (the "Option Agreement"), the undersigned granted Dennis W. Estis an option to purchase 89,560 shares of OEC common stock and 390 shares of OEP common stock for the aggregate amount of $5 million, payable in cash at the closing of such purchase.

    Subsequent to the execution of the Option Agreement, OEP, Ouachita Compression Group, LLC, a Louisiana limited liability company ("OCG"), OEC Acquisition Corporation, a Delaware corporation ("Ouachita"), and the Company entered into an Asset Purchase and Sale Agreement dated as of May 15, 1997 and amended by the First Amendment to Asset Purchase and Sale Agreement dated as of July 30, 1997 (as amended, the "Asset Purchase Agreement"), pursuant to which substantially all of the assets of OEP and OCG were sold to Ouachita for cash on August 6, 1997. It is contemplated that OEP and OCG will be liquidated, with the proceeds of such liquidation being distributed to the shareholders and members thereof.

    In addition, pursuant to the terms of a certain Agreement and Plan of Merger dated as of May 15, 1997 among the Company, Ouachita, OEC and Dennis
W. Estis, and as amended by that certain First Amendment to Agreement and Plan of Merger dated as of July 30, 1997 (as amended, the "Merger Agreement"), OEC was merged into Ouachita, with Ouachita remaining as the surviving corporation of such merger, which was effective on August 6, 1997 (the "Merger"). In connection therewith, Dennis W. Estis,

                              (Page 3 of 7 Pages)
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the undersigned and the other holders of equity interests in OEC received the aggregate amount of 7,600,000 shares of the Company's common stock.

    In view of the transactions contemplated by the Asset Purchase and Merger Agreements, the undersigned and Dennis W. Estis entered into an Option Exercise Agreement effective as of July 31, 1997 (the "Option Exercise Agreement"), pursuant to which the parties thereto agreed that Dennis W. Estis would, subject to the closing of such transactions, exercise such option and that as a consequence thereof, the $5 million owing to the undersigned pursuant to the Option Agreement would be payable in the manner summarized as follows:

    (i) The undersigned will receive an amount of cash equal to the amount of cash she would be entitled to receive if she were to retain her shares in OEP. Because certain post-closing adjustments to the purchase price payable under the Asset Purchase Agreement may be required, however, the amount of cash to be received by the shareholders of OEP (including the undersigned) may be subject to reduction or increase.

    (ii) The undersigned will receive a number of shares of Common Stock determined by subtracting the total amount of cash paid to the undersigned under paragraph (a) above from $5 million and dividing the result by $1.65.

    In accordance with the terms of the Option Exercise Agreement, the undersigned received 1,380,675 shares of Common Stock, but this number is subject to adjustment. In the event the undersigned becomes entitled to receive additional or fewer shares of Common Stock, such shares will be transferred to her by Dennis W. Estis, or transferred by her to Dennis W. Estis, as appropriate.

4.       PURPOSE OF TRANSACTION.

    The undersigned received 1,380,675 shares of Common Stock in connection with the agreements described in Item 3 above. As noted in Item 3, such number of shares is subject to adjustment. The undersigned reserves the right to purchase additional securities of the Company or to sell some or all of her shares of Common Stock at any time in private or market transactions depending on market conditions, an evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available, general economic conditions, money and stock market conditions and other further developments.

    a) The undersigned, the Company and the other persons who formerly held shares of common stock in OEC or who had a contractual right to receive an option to buy such shares (Dennis W. Estis, Virginia Estis, Brett Estis, Lavelle Ivy, Tommy Nicar, Leonard Woodall and Andy C. Payne) (the undersigned and such persons are sometimes collectively referred to herein as the "OEC Shareholders") have entered into a Registration Rights Agreement dated as of August 1, 1997 (the "Registration Rights Agreement"), which provides the OEC Shareholders with certain demand and piggyback registration rights. Subject to certain conditions, the Registration Rights Agreement generally permits the holders of a majority of the shares of Common Stock issued to the OEC Shareholders in connection with the Merger to exercise two demand registration rights at any time after a two year period has expired. In addition, and subject to certain conditions, the Registration Rights Agreement generally permits the OEC Shareholders to participate in other registrations of Common Stock under the Securities Act of 1933 (other than by a registration on Form S-4 or Form S-8 or any successor or similar form and other than pursuant to the OEC Shareholders' demand registration rights).

                              (Page 4 of 7 Pages)
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    b)   The undersigned received her shares of Common Stock in connection with the agreements described in Item 3 above.

    c)   Inapplicable.

    d) Pursuant to the Merger Agreement described in Item 3 above, on August 6, 1996, Dennis W. Estis became a director and the Chief Operating Officer of the Company. In addition, pursuant to the Merger Agreement, Andy C. Payne, who was the Executive Vice President of OEC, also became a director of the Company.

    e) As a result of the Merger, 7,600,000 shares of Common Stock were issued to the OEC Shareholders, including the undersigned.

    f)   Inapplicable.

    g)   Inapplicable.

    h)   Inapplicable.

    i)   Inapplicable.

    j)   Inapplicable.

5.       INTEREST IN SECURITIES OF THE ISSUER.

    As a result of the transactions described in Item 3, the Company issued 1,380,675 shares of common stock to the undersigned. To the best of the undersigned's knowledge, there are currently 26,718,912 shares of the Company's common stock issued and outstanding.

    a) The shares of the Company's common stock received by the undersigned in connection with the transactions described in Item 3 represent, to the best of the undersigned's knowledge, approximately 5.2% of all of the Company's issued and outstanding shares of Common Stock. All of the shares of Common Stock issued to the undersigned are owned beneficially and of record by the undersigned as of the date hereof, although the undersigned may be required to receive or transfer shares of Common Stock in accordance with the Option Exercise Agreement described in Item 3.

    b) The undersigned has sole voting and dispositive power over all 1,380,675 shares issued to the undersigned in connection with the transactions described in Item 3.

    c) The only transaction in the Common Stock effected by the undersigned during the past 60 days involved the receipt of shares to the undersigned in connection with the transactions described in Item 3.

    d)   Inapplicable.

    e)   Inapplicable.

                              (Page 5 of 7 Pages)
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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

    Please see the responses to Items 3 and 4(a) with respect to the Merger Agreement, the Option Exercise Agreement and the Registration Rights Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    The undersigned hereby incorporates by reference (a) the Merger Agreement, (b) the Option Exercise Agreement and (c) the Registration Rights Agreement.

                              (Page 6 of 7 Pages)
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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  August 13, 1997



                             By:  /s/ BARBARA D. ESTIS
                                  ----------------------------
                                  Barbara D. Estis



    ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              (Page 7 of 7 Pages)
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                                  EXHIBIT INDEX
                                                                   SEQUENTIALLY
EXHIBIT NO.                DOCUMENT DESCRIPTION                   NUMBERED PAGE
-----------                --------------------                   -------------

    1 Agreement and Plan of Merger dated as of May 15, 1997 among the Company, Ouachita, OEC and Dennis W. Estis (incorporated by reference to Exhibit 2.1 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)

    2 First Amendment to Agreement and Plan of Merger dated as of July 30, 1997 among the Company, Ouachita, OEC and Dennis W. Estis (incorporated by reference to Exhibit 2.2 to the Company's Quarterly Report on
             Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)

    3 Option Exercise Agreement effective as of July 31, 1997 between Barbara DuPont Estis and Dennis W. Estis
             (incorporated by reference to Exhibit 3 to the Schedule 13D filed by Dennis W. Estis with the Securities and Exchange Commission on August 15, 1997)

    4        Registration Rights Agreement dated as of August 6,
             1997 among the Company and certain stockholders named therein (incorporated by reference to Exhibit 4.5 to the Company's Quarterly Report on Form 10-QSB filed with the Securities and Exchange Commission on August 14, 1997)